January 30, 2009
VIA EDGAR
Tom Kluck, Esq.
Kristina Aberg, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Agency Securities Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed January 30, 2009 File No. 333-151665
Dear Mr. Kluck and Ms. Aberg:
          On behalf of our client, Invesco Agency Securities Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 16, 2008, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jeffrey H. Kupor of the Company, dated January 14, 2009.
          For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in your January 14, 2009 comment letter, and is followed by the corresponding response of the Company. We also understand, based on prior conversations with the Staff, that the Staff will be reviewing Amendment Nos. 1, 2 and 3 to the Registration Statement filed by the Company on August 4, 2008, August 22, 2008 and December 19, 2008, respectively, in connection with the Staff’s review of Amendment No. 4 filed herewith.
          We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 3 to the Registration Statement filed with the Commission on December 19, 2008. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Tom Kluck	January 30, 2009
Ms. Kristina Aberg	Page 2
United States Securities and Exchange Commission
General
1.	We note the revised disclosure on pages 6 and 57 that, “Narrower spreads will likely be offset, however, by more attractive repurchase financing terms, resulting in attractive net interest margins for our investments.” Please explain this statement in more detail. Also reconcile this statement with the disclosure at the top of page 20 that, “financing rates and advance rates, or haircut levels, with respect to repurchase agreements have increased. Repurchase agreement counterparties have taken these steps in order to compensate themselves for a perceived increased risk due to the illiquidity of the underlying collateral.”

In response to the Staff’s comment, we revised our disclosure to clarify that the disclosure on pages 8, 22, 48 and 62 describes what the Company anticipates will happen on a going forward basis while the disclosure on page 23 describes what the Company has observed to date since the credit crisis began.
Business
Access to Extensive Repurchase Agreement Financing and Other Strategic Relationships, page 55
2.	We note your revised disclosure on pages 5 and 55 that all repurchase agreement counterparty approval requests undergo a rigorous review and approval process. Please describe this review and approval process in more detail.

In response to the Staff’s comment, we revised our disclosure under the caption “Access to Extensive Repurchase Agreement Financing and Other Strategic Relationships” on pages 5 and 59 and the caption “Repurchase Agreements” on page 50 to provide a more detailed description of the review and approval process.
Financial Statements
Notes to Financial Statements
Note 2 — Summary of Significant Accounting Policies, page F-7
3.	Please revise your filing to disclose the fiscal year-end that you have adopted.

In response to the Staff’s comment, we revised Note 1 — Organization and Proposed Business Operations to disclose the fiscal year-end that we adopted.
          We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 4. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Jay L. Bernstein at 212-878-8527.
Very truly yours,

/s/  Andrew S. Epstein

Andrew S. Epstein

cc:	Securities and Exchange Commission
     Jennifer Monick
     Kevin Woody

Invesco Agency Securities, Inc.
     Jeffery H. Kupor

Skadden, Arps, Slate, Meagher & Flom LLP
     David J. Goldschmidt

Clifford Chance US LLP
Jay L. Bernstein